ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-283672
Dated January 30, 2026

Dual Directional Trigger Performance Leveraged Upside SecuritiesSM (Trigger PLUSSM)

Based on the Performance of the shares of the VanEck® Gold Miners ETF due on or about September 3, 2027

Principal at Risk Securities

This document provides a summary of the terms of the Dual Directional Trigger Performance Leveraged Upside SecuritiesSM (the “Trigger PLUS”). Investors should carefully review the accompanying preliminary pricing supplement for the Trigger PLUS, the accompanying product supplement and the accompanying prospectus, as well as the “Risk Considerations” section below, before making an investment decision.

The Trigger PLUS do not guarantee the return of the full principal amount at maturity. The Trigger PLUS are unsubordinated, unsecured debt obligations issued by UBS AG (“UBS”), and all payments on the Trigger PLUS are subject to the credit risk of UBS. If UBS were to default on its obligations you may not receive any amounts owed to you under the Trigger PLUS and you could lose all of your initial investment. As used in this document, “we,” “us,” or “our” refers to UBS.

SUMMARY TERMS
Issuer:	UBS AG London Branch (“UBS”)
Underlying fund:	Shares of the VanEck® Gold Miners ETF (Bloomberg Ticker: “GDX”)
Stated principal amount:	$1,000.00 per Trigger PLUS
Issue price:	$1,000.00 per Trigger PLUS
Denominations:	$1,000.00 per Trigger PLUS and integral multiples thereof
Interest:	None
Pricing date:	Expected to be February 13, 2026, subject to postponement in the event of a market disruption event, as described in the accompanying product supplement
Original issue date:

Expected to be February 19, 2026 (3 business days after the pricing date; see preliminary pricing supplement), subject to postponement in the event of a market disruption event as described in the accompanying product supplement.

Valuation date:	Expected to be August 31, 2027 (to be determined on the pricing date and expected to be approximately 18 months after the pricing date)
Maturity date:	Expected to be September 3, 2027 (to be determined on the pricing date and expected to be 3 business days after the valuation date)
Payment at maturity:

￭ If the underlying return is positive:

The lesser of (a) $1,000.00 + Leveraged Upside Payment and (b) Maximum Upside Payment at Maturity

In this scenario, in no event will the payment at maturity exceed the maximum upside payment at maturity.

￭ If the underlying return is zero or negative and the final price is equal to or greater than the trigger price:

$1,000.00 + ($1,000.00 × Absolute Underlying Return)

In this scenario, you will receive a 1% positive return on the Trigger PLUS for each 1% negative return on the underlying fund. In no event will your return in this scenario exceed $1,200.00.

￭ If the underlying return is negative and the final price is less than the trigger price:

$1,000.00 + ($1,000.00 × Underlying Return)

Accordingly, if the underlying return is negative and the final price is less than the trigger price, you will lose a percentage of your stated principal amount equal to the underlying return and, in extreme situations, you could lose all of your initial investment.

Underlying return:

The quotient, expressed as a percentage, of (i) the final price of the underlying fund minus the initial price of the underlying fund, divided by (ii) the initial price of the underlying fund. Expressed as a formula:

(Final Price - Initial Price) / Initial Price

Absolute underlying return:	The absolute value of the underlying return. For example, a -5% underlying return will result in a +5% absolute underlying return.
Leveraged upside payment:	$1,000.00 × Leverage Factor × Underlying Return
Maximum upside gain:	46.00%
Initial price*:	$•, which is the closing price of the underlying fund on the pricing date, as determined by the calculation agent
Final price*:	The closing price of the underlying fund on the valuation date, as determined by the calculation agent
Leverage factor:	2.0
Maximum payment at maturity:	$1,460.00 per Trigger PLUS, which is equal to $1,000.00 + ($1,000.00 × Maximum Upside Gain)
Trigger price*:	$•, which is equal to 80% of the initial price, as determined by the calculation agent
CUSIP/ISIN:	90310BR52 / US90310BR527
Listing:	The Trigger PLUS will not be listed or displayed on any securities exchange or any electronic communications network.
Commission:	2.50% of the aggregate principal amount.
Estimated initial value:	Expected to be between $921.10 and $951.10 per Trigger PLUS. See “Risk Factors” in the preliminary pricing supplement.
Preliminary pricing supplement	http://www.sec.gov/Archives/edgar/data/1114446/000183988226006274/ubs_424b2-03530.htm

* As may be adjusted in the case of certain adjustment events as described under “General Terms of the Securities — Antidilution Adjustments for Securities Linked to an Underlying Equity or Equity Basket Asset”, “— Reorganization Events for Securities Linked to an Underlying Equity or Equity Basket Asset” and “— Delisting of, Suspension of Trading in, or Change in Law Affecting, an Underlying Equity” in the accompanying preliminary pricing supplement

HYPOTHETICAL PAYOUT

The below figures are based on a hypothetical leverage factor of 2.0, hypothetical maximum gain of 46.00% and trigger price of 80% and are purely hypothetical (the actual terms of your Trigger PLUS will be determined on the pricing date and will be specified in the final pricing supplement).

Hypothetical Payment at Maturity

Change in Underlying Fund	Payment at Maturity
+50.00%	$1,460.00
+40.00%	$1,460.00
+30.00%	$1,460.00
+23.00%	$1,460.00
+21.00%	$1,420.00
+14.00%	$1,280.00
+7.00%	$1,140.00
0.00%	$1,000.00
-5.00%	$1,050.00
-10.00%	$1,100.00
-15.00%	$1,150.00
-20.00%	$1,200.00
-21.00%	$790.00
-30.00%	$700.00
-40.00%	$600.00
-50.00%	$500.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00

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You will find a link to the accompanying preliminary pricing supplement for the Trigger PLUS above and links to the accompanying product supplement and accompanying prospectus for the Trigger PLUS under “Additional Information About UBS and the Trigger PLUS” in the preliminary pricing supplement, which you should read and understand prior to investing in the Trigger PLUS.

The issuer has filed a registration statement (including a prospectus as supplemented by a product supplement for various securities we may offer, including the Trigger PLUS, and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement and the accompanying product supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-833-653-0401. Our Central Index Key, or CIK, on the SEC web site is 0001114446.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to Return Characteristics

■The Trigger PLUS do not pay interest or guarantee return of the stated principal amount and your investment in the Trigger PLUS may result in a loss.

■Your potential return on any positive performance of the underlying fund is limited to the maximum upside gain.

■The leverage factor applies only if you hold the Trigger PLUS to maturity.

■The potential positive return on the Trigger PLUS from any negative performance of the underlying fund is limited by the trigger price and the return on the Trigger PLUS may change significantly despite only a small difference in the degree of change of the final price relative to the initial price

■The contingent repayment of principal applies only at maturity.

■Owning the Trigger PLUS is not the same as owning the underlying fund or the underlying constituents.

■The absolute return feature is not the same as taking a short position directly in any underlying constituents.

Risks Relating to Characteristics of the Underlying Fund

■Market risk.

■There can be no assurance that the investment view implicit in the Trigger PLUS will be successful.

■There is no affiliation between the investment adviser or any underlying constituent issuer and UBS, and UBS is not responsible for any disclosure by such issuers.

■The value of an underlying asset may not completely track the value of its underlying constituents.

■Fluctuation of NAV

■Failure of the underlying fund to track the level of its target index.

■ The underlying fund utilizes a passive indexing investment approach.

■The Trigger PLUS are subject to currency exchange rate risk.

■The Trigger PLUS are subject to risks associated with non-U.S. securities.

■The Trigger PLUS are subject to emerging markets risk.

■The underlying fund does not measure the performance of gold bullion.

■The Trigger PLUS are subject to risks associated with investments in the gold and silver mining industry.

■The underlying fund has announced a change to its target index.

Estimated Value Considerations

■The issue price you pay for the Trigger PLUS will exceed their estimated initial value.

■The estimated initial value is a theoretical price and the actual price that you may be able to sell your Trigger PLUS in any secondary market (if any) at any time after the pricing date may differ from the estimated initial value.

■Our actual profits may be greater or less than the differential between the estimated initial value and the issue price of the Trigger PLUS as of the pricing date.

Risks Relating to Liquidity and Secondary Market Price Considerations

■There may be little or no secondary market for the Trigger PLUS.

■The price at which UBS Securities LLC and its affiliates may offer to buy the Trigger PLUS in the secondary market (if any) may be greater than UBS’ valuation of the Trigger PLUS at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements.

■Price of the Trigger PLUS prior to maturity.

■Impact of fees and the use of internal funding rates rather than secondary market credit spreads on secondary market prices.

Risks Relating to Hedging Activities and Conflicts of Interest

■Potential conflict of interest.

■Hedging and trading activities by the calculation agent and its affiliates could potentially affect the value of, and any amounts payable on, the Trigger PLUS.

■Potentially inconsistent research, opinions or recommendations by UBS.

■Potential UBS impact on price.

■Following certain events, the calculation agent can make adjustments to the underlying fund and the terms of the Trigger PLUS that may adversely affect the market value of, and return on, the securities.

Risks Relating to General Credit Characteristics

■Credit risk of UBS.

■The Trigger PLUS are not bank deposits.

■If UBS experiences financial difficulties, FINMA has the power to open restructuring or liquidation proceedings in respect of, and/or impose protective measures in relation to, UBS, which proceedings or measures may have a material adverse effect on the terms and market value of the Trigger PLUS and/or the ability of UBS to make payments thereunder.

Risks Relating to U.S. Federal Income Taxation

■Uncertain tax treatment. Significant aspects of the tax treatment of the Trigger PLUS are uncertain. You should read carefully the section entitled “Tax Considerations” in the preliminary pricing supplement and the section entitled “Material U.S. Federal Income Tax Consequences”, including the section “— Securities Treated as Prepaid Derivatives or Prepaid Forwards”, in the accompanying product supplement and consult your tax advisor about your tax situation.

Underlying Fund

For information about the underlying fund, including historical performance information, see “Information About the Underlying Fund” in the preliminary pricing supplement.

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